Guangzhou Global Telecom, Inc.
Room 1802, North Tower, Suntec Plaza
Guangzhou, PRC 510075

December 28, 2007

VIA FAX (202) 772-9202
AND EDGAR

John Harrington, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-7010

Re:	Guangzhou Global Telecom, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed December 7, 2007
File No. 333-145858

Dear Mr. Harrington:

We are in receipt of your comment letter dated December 18, 2007 regarding the above referenced filing.  As requested in your letter, we provide a response to the question raised by staff.  For convenience, the matter is listed below, followed by the Company’s response.

General

1.
Currently, you identify Mr. Li as the agent for service and provide his address in China.  Please disclose the name and address of the company’s agent in the United States who is authorized to receive notice.  Refer to Schedule A to the Securities Act of 1933.

We have revised the registration statement to disclose the name and address of the company’s agent in the United States who is authorized to receive notice.

Disclosure Regarding Our Recent Financing and Conversion of Notes and Exercise of Warrants, page 2

Warrants, page 3
Note, page 3

2.
In your disclosure of the anti-dilution provisions of both the warrants and the convertible notes, you state that the exercise/conversion price will be adjusted if you issue stock below the market price. We note that the exercise/conversion prices are adjustable if you issue stock below those exercise/conversion prices. Please clarify these statements.

We have revised the registration statement to clarify that the exercise/conversion prices are adjustable if we issue stock below those exercise/conversion prices.

Note, page 3

3.	Disclose how the number of shares of stock to be issued for interest payments will be determined under the terms of the convertible notes.

We have revised the registration statement to disclose the following regarding the number of shares of stock to be issued for interest payments:

Should the interest payment be made in shares of common stock (the “Interest Shares”), the Interest Shares must represent the number of shares of common stock equal to the dollar amount of the interest payment.  In addition, the Company must also delivery Interest Conversion Shares which represent the amount equal to the quotient of the Interest Shares divided by the conversion price.

4.	Explain the meaning of “Monthly Redemption Amount.”

We have revised the registration statement to define “Monthly Redemption Amount” as: 1/18 of the principal amount of the Note plus accrued but unpaid interest, liquidated damages and any other amounts then owing to the Holder in respect of the Note.

Fees and Payments Associated with Transaction, page 5

5.
Please clarify how you calculated the maximum possible interest payments included in column three and the corresponding footnote.  Explain what portion of the maximum possible interest payments represents original issue discount and what portion represents interest payments, providing the interest rate, principal amount and time period during which interest accrued for purposes of the calculation.  Additional, identify and explain the terms of the securities that prevent interest from accruing while your stock price is greater than $.01 as referenced in the last sentence of footnote three.

We have revised the registration statement to clarify how we calculated the maximum possible interest payments included in column three and the corresponding footnote.  In particular, we have explained what portion of the maximum possible interest payments represents original issue discount and what portion represents interest payments, providing the interest rate, principal amount and time period during which interest accrued for purposes of the calculation.  Finally, we removed references that interest is prevented from accruing while our stock price is greater than $.01 as such notation were not applicable and erroneously include in the previous registration statement.

Total Possible Profit Selling Stockholders Could Realize, page 6

Notes, page 6

6.
Please clearly explain how you determined the total conversion price reflected in column (5).  It is unclear how the amount shown, $4,428,570, reflects the total conversion price of the 4,181,184 shares reflected in column (3) based on a conversion price of $0.82.  Alternately, revise column (5) and, correspondingly, column (6).

We have revised the registration statement to clarify the total conversion price reflected in column (5) as well as column (6).

Total Possible Profit Selling Shareholders Could Realize as a Result of the Redemption Conversion Discount, page 7

7.
If correct, please revise the heading to column (5) to reflect that the monetary amount shown is the total redemption conversion price, rather than the total possible shares selling shareholders may receive.

We have revised the registration statement to reflect that the monetary amount shown in column (5) is the total redemption conversion price.

Total Possible Profit Selling Shareholders Could Realize as a Result of the Interest Conversion Discount, page 7

8.
Please clearly explain how you determined the amount of shares included in column (3).  It is unclear based on your existing disclosure why 258,460 shares would be issued in payment of $253,291 in interest based on an interest payment conversion price of $0.82.   Alternatively, revise column (3) and, correspondingly, columns (4), (5) and (6).

We have revised our registration statement to reflect accurate totals for columns (3), (4), (5), and (6).

9.
If correct, please revise the heading to column (5) to reflect that the monetary amount shown is the total interest payment conversion price, rather than the total possible shares selling shareholders may receive.

We have revised our registration statement to reflect that the monetary amount show in column (5) is the total interest payment conversion price.

Net Proceeds Payable to the Company and Combined Total Possible Profit Selling Stockholders Could Realize, page 8

10.
The numbers used in the calculations described in footnotes (2), (3) and (5) do not appear consistent with the numbers in the table or numbers shown in other tables in your prospectus.  Please revise your footnotes and, if applicable, your table.  For example, column (2) refers to an amount already disclosed in the table “Fees and Payments Associated with Transaction” on page five, yet you disclose your calculation in the footnote using new interest payment and liquidated damages payment amounts.  Additionally, the figure in column (5) should be determined by reference to columns (2), (3) and (4), yet your footnote disclosure of the calculation refers to different amounts.

We have revised our registration statement to modify our footnotes and table in accord with this comment.

Finally, the Company acknowledges the following:

-  should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GUANZHOU GLOBAL, INC.

By:	/s/ Li Yankuan
Li Yankuan
Chief Executive Officer and Chairman of the Board of Directors